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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 333-18957

                           NOTIFICATION OF LATE FILING

    (Check One): /X/ Form 10-K  /_/ Form 11-K  /_/ Form 20-F
                 /_/ Form 10-Q  /_/ Form N-SAR

    For Period Ended:         Fiscal Year Ended December 31, 1999
                      ----------------------------------------------------------

/_/ Transition Report on Form 10-K        /_/ Transition Report on Form 10-Q
/_/ Transition Report on Form 20-F        /_/ Transition Report on Form N-SAR
/_/ Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant            CLARK Material Handling Company
                        --------------------------------------------------------

Former name if applicable_______________________________________________________

Address of principal executive office (STREET AND NUMBER)    172 Trade Street
                                                         -----------------------

City, state and zip code        Lexington, Kentucky  40511
                        --------------------------------------------------------


                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)  the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Company requires additional time to conduct a full scale inventory at its new parts depot located in Louisville, Kentucky. Until this inventory is performed, the Company will not be able to complete its financial statements and the other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 1999. In addition, PricewaterhouseCoopers LLP will not be able to complete its audit and report on the Company's consolidated financial statements for the fiscal year ended December 31, 1999 until this inventory is performed.

     As a result of the foregoing, the Company cannot file its Annual Report on Form 10-K without unreasonable effort or expense in the absence of an extension. The Company will use its best efforts to file the Annual Report on Form 10-K with the Securities and Exchange Commission as soon as possible; however, the Company cannot guarantee that it will be in a position to file the Form 10-K on or before April 14, 2000.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Douglas P. Bennett             606                 367-4005
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         (Name)                      (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /X/ Yes  /_/ No


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             /X/ Yes  /_/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report significantly greater losses for the fiscal year ended December 31, 1999 than the losses reported for the fiscal year ended December 31, 1998. A number of factors have combined to have a negative impact on the Company's operations including, among other things, the Company's transition to a new Enterprise Resource Planning computer system for its North American operations. As stated in Part III of this Form 12b-25, the Company is in the process of finalizing its financial statements; accordingly, the Company is unable to quantify with certainty the impact of the above-described changes.


                         CLARK Material Handling Company
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date          March 30, 2000              By     /s/ Douglas P. Bennett
     ---------------------------------       --------------------------
                                              Name:  Douglas P. Bennett
                                              Title: Vice President Finance and
                                                     Chief Financial Officer